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Arg 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 44742

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



02006055



SEC
RECEIVED
PROCESSING
FEB 26 2002
WASH.
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NN: Guggenheim Securities LLC
FN: Inter-Atlantic Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue, Suite 2200
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew S. Lerner (212) 581-2192
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name — *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-26-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Andrew Lerner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter-Atlantic Securities Corporation, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005


Signature

Managing Director
Title


Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

Managing Member
Guggenheim Securities, LLC
(formerly doing business as
Inter-Atlantic Securities Corporation)

We have audited the accompanying statement of financial condition of Guggenheim Securities, LLC (formerly doing business as Inter-Atlantic Securities Corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guggenheim Securities, LLC (formerly doing business as Inter-Atlantic Securities Corporation) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 21, 2002

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash and cash equivalents (including short term deposits of $63,002)	$ 188,794
Accounts receivable	35,111
Prepaid expenses	930
Fixed assets at cost, net of accumulated depreciation of $454	5,105
Deposits	2,850
Total assets	$ 232,790

Liabilities and Member's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 2,725
Total liabilities	2,725
Member's equity	230,065
Total liabilities and stockholder's equity	$ 232,790

See accompanying notes to financial statements.

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues:	
Advisory fees from parent	$ 600,000
Advisory fees and other income	307,126
Total revenues	907,126
Expenses:	
Operating expenses	635,056
Total expenses	635,056
Net income before income taxes	272,070
Income tax expense	-
Net income	$ 272,070

See accompanying notes to financial statements.

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLER'S AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional paid-in Capital	Accumulated Deficit	Member's Equity	Total
Balance at December 31, 2000	$ 20	$ 861,507	$(112,942)	$ -	$ 748,585
Net income	-	-	272,070	-	272,070
Dividend paid	-	-	(790,590)	-	(790,590)
Transfer of stockholder's equity to member's equity	(20)	(861,507)	631,462	230,065	-
Balance at December 31, 2001	$ -	$ -	$ -	$ 230,065	$ 230,065

See accompanying notes to financial statements.

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net profit	$ 272,070
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and expense	454
Changed in assets and liabilities:	
Accounts receivable	149,664
Amount due from parent	(445,338)
Deposits	-
Accounts payable and accrued expenses	(56,000)
Prepaid expenses	(930)
Total adjustments	(352,150)
Net cash provided by operating activities	(80,080)
Cash flow from investing activities:	
Purchase of fixed assets	(5,559)
Proceeds from sales of securities	3,463
Net cash provided by investing activities	(2,096)
Cash flow from financing activities:	
Dividend paid	(149,090)
Net cash provided by financing activities	(149,090)
Net decrease in cash and cash equivalents	(231,266)
Cash and cash equivalents at beginning of year	420,060
Cash and cash equivalents at end of year	$ 188,794
Supplemental cash flow information:	
Cash paid during the year for income taxes	$ -
Supplemental information of non cash financing activities:	
Assets distributed as part of dividend	$ 641,500

See accompanying notes to financial statements.

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

(1) Organization and Summary of Significant Accounting Policies

Organization

Guggenheim Securities, LLC (the "Company") was formed on December 31, 2001 in the state of Delaware as the successor to Inter-Atlantic Securities Corporation, a wholly owned subsidiary of Inter-Atlantic Capital Partners, Inc. The membership interest in the Company was immediately transferred to Guggenheim Group, LLC which is now the Company's sole member.

The Company is a registered broker dealer under the Securities Exchange Act of 1934. It is also a member of the National Association of Securities Dealers, Inc. The Company primarily engages in providing investment banking and related advisory services to third party clients.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and highly liquid investments with maturities of three months or less. The cost of these instruments approximates fair value.

Furniture, fixtures and equipment

Furniture, fixtures and equipment of $313,638 became fully depreciated during 1999. Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the useful lives of the related assets. Depreciation expense for 2001 was $454.

Reserve and possession or control requirements

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Income Taxes

Effective January 1, 1999 the Company's Parent elected to be taxed as an S Corporation for U.S. federal and New York State income tax purposes. Federal income taxes have not been provided for at the Company level, as its Parent's shareholders are individually liable for the U.S. federal income tax consequences of the income or loss for the Company. The Company files combined New York State and New York City income tax returns together with its Parent. For 2001, the Company's New York City Corporate income tax liability of $23,000 on current taxable income was offset by utilization of all of the Company's net operating losses.

The Company has no significant temporary differences in the recognition of revenues and expense for tax reporting purposes. Consequently, at December 31, 2001 there are no deferred tax assets or liabilities related to temporary differences.

(2) **Net Capital Requirements**

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, the Company shall maintain a minimum net capital requirement of not less than $5,000. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .14 to 1. The Company's net capital was $186,069 and it had excess net capital of $181,069.

(3) **Related Party Transactions**

During 2001, the Company paid the Parent $249,161 in rent under a sublease arrangement. This amount has been included in operating expense in the accompanying statement of income.

Also during the year, the Company received $600,000 in service fee income for the management services provided by the Company's employees to the Parent.

(4) **Leases**

The Company subleases from the Parent office space (operating lease) under noncancellable lease accounts. Future minimum lease payments at December 31, 2001 under these leases are as follows:

Year	Amount
2002	$ 218,025
2003	218,025
2004	218,025
2005	109,013
Total minimum lease payments	$ 763,085

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Total ownership equity	$ 230,065
Deduct:	
Nonallowable assets	43,996
Net capital	$ 186,069

Computation of Basic Net Capital Requirements

Minimum net capital required (based on aggregate indebtedness)	$ 182
Minimum net capital requirement	$ 5,000
Excess net capital	$ 181,069

Computation of Aggregate Indebtedness

Aggregate indebtedness	$ 2,725
Ratio of aggregate indebtedness to net capital	.14 to 1

GUGGENHEIM SECURITIES, LLC
(formerly doing business as
INTER-ATLANTIC SECURITIES CORPORATION)
RECONCILIATION OF NET CAPITAL RULE 15C3-1
PURSUANT TO RULE 17A-5(d)(4)
DECEMBER 31, 2001

There were no material reconciling items from the accompanying audited financial statements as compared to the FOCUS Part IIa as filed for December 31, 2001.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



Inter-Atlantic Securities Corporation:

In planning and performing our audit of the financial statements of Inter-Atlantic Securities Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all material weaknesses in the environment. Accordingly, we do not express an opinion on the system of internal control structure of Inter-Atlantic Securities Corporation taken as a whole. However, we noted no matters involving the internal control structure that we believed might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, and the Securities and Exchange Commission, the National Association of Securities Dealers and should not be used for any other purpose.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 21, 2002